Exhibit 99.2

November 14, 2019

Dear Maple Leaf Financial, Inc. Common Shareholder:

This package is being mailed to you as a shareholder of record of Maple Leaf Financial, Inc. (“Maple Leaf”) in connection with the merger of Maple Leaf with and into FMNB Merger Subsidiary III, LLC (“Merger Sub”), a wholly-owned subsidiary of Farmers National Banc Corp. (“Farmers”) pursuant to the terms of the Agreement and Plan of Merger, dated as of August 29, 2019 (as it may be amended from time to time, the “Merger Agreement”), entered into by and among Maple Leaf, Merger Sub and Farmers (the “Merger”). Pursuant to the Merger Agreement, each outstanding Maple Leaf common share will be converted at the effective time of the Merger into the right to receive, at the election of the holder but subject to proration, adjustment and certain limitations as set forth in the Merger Agreement, one of the following:

•	45.5948 Farmers common shares (a “Stock Election”); or

•	$640.00 in cash without interest (a “Cash Election”).

subject, however, to certain allocation procedures set forth in the Merger Agreement intended to ensure that 50% of the outstanding Maple Leaf common shares are converted into the right to receive Farmers common shares and the remaining outstanding Maple Leaf common shares are converted into the right to receive cash. On August 29, 2019, which was the date of the public announcement of the proposed Merger, the closing price for Farmers common shares was $13.73, which, after giving effect to the exchange ratio of 45.5948 and the cash amount of $640.00, would have an implied value of approximately $633.01 per share of Maple Leaf common stock. As of November 8, 2019, the most reasonably practicable date prior to the mailing of the proxy statement/prospectus dated November 14, 2019 relating to the Merger Agreement, the closing price for Farmers common shares was $15.57, which had an implied value of approximately $674.96 per share of Maple Leaf common stock. That is, based on this price with respect to the stock consideration, and the cash consideration of $640.00 per share, upon completion of the Merger a Maple Leaf common stockholder who receives stock for 50% of his or her shares of common stock and receives cash for 50% of his or her shares of common stock would receive total Merger consideration with an implied value of approximately $674.96 per Maple Leaf share.

Maple Leaf is holding a special meeting of shareholders at the Acacia Park Social Room, 2202 Acacia Park Drive, Bldg. 2, Lyndhurst, Ohio 44124 on Friday, December 13, 2019, at 10:00 AM Eastern Time. Pending receipt of approval of the Merger Agreement by the Maple Leaf shareholders and satisfaction of certain other closing conditions specified in the Merger Agreement, we currently expect that the Merger will be consummated during the month of January following the special meeting of shareholders.

Enclosed is an Election Form and Letter of Transmittal for each class of Maple Leaf common stock and related Instructions that pertain to the Merger. In order to make an election, please complete, sign and return a separate Election Form and Letter of Transmittal for each class of common stock, together with any other documentation reasonably required by Computershare Trust Company, N.A. and Computershare Inc. (the “Exchange Agent”), to the Exchange Agent at one of the addresses set forth in the Instructions, so that it is RECEIVED no later than the Election Deadline. Please also return with your Election Forms and Letters of Transmittal all share certificate(s) (if applicable) representing your Maple Leaf common shares. Do not otherwise send your election materials to Farmers or Maple Leaf.

The deadline for submitting election forms (the “Election Deadline”) is December 12, 2019. Election forms must be RECEIVED by Exchange Agent no later than 5:00 PM Eastern Time on the date of the Election Deadline. In the event that the Election Deadline changes, Farmers and Maple Leaf will announce the revised dates in a press release, on their websites and in a filing with the Securities and Exchange Commission (the “SEC”). You may also obtain up-to-date information regarding the Election Deadline by calling the Exchange Agent at 1-866-596-2937. You bear the risk of ensuring proper and timely delivery. Therefore, we encourage you to submit your election materials promptly. If you do not make a valid and timely election, you will be deemed to have made No Election with respect to your Maple Leaf common shares.

For a full discussion of the transactions and the effect of your election, see the Merger Agreement and the proxy statement/prospectus, dated November 14, 2019, that is being sent to you under separate cover (as it may be amended from time to time, the “Proxy Statement”). BEFORE MAKING YOUR ELECTION, YOU ARE ENCOURAGED TO READ CAREFULLY THE ENTIRE MERGER AGREEMENT AND PROXY STATEMENT (INCLUDING ANNEXES THERETO AND DOCUMENTS INCORPORATED THEREIN BY REFERENCE) AND THE ACCOMPANYING ELECTION FORMS AND LETTERS OF TRANSMITTAL.

You are able to obtain free copies of the Proxy Statement and other documents filed with the SEC by Farmers through the website maintained by the SEC at www.sec.gov. If you wish to request documents, you should do so at least five business days before the Election Deadline. THE PROXY STATEMENT IS DATED NOVEMBER 14, 2019, AND DOES NOT REFLECT DEVELOPMENTS SUBSEQUENT TO THAT DATE. However, the Proxy Statement incorporates by reference subsequent filings with the SEC by Farmers. You should rely only on the information contained or expressly incorporated by reference in the Proxy Statement. We have not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in those documents.

If you hold Maple Leaf common shares through a broker, dealer, commercial bank, trust company or other fiduciary, you should also instruct such broker, dealer, commercial bank, trust company or other fiduciary what election to make on your behalf by carefully following the instructions you will receive from your broker, dealer, commercial bank, trust company or other fiduciary (you may be subject to an earlier deadline for making your election with respect to such Maple Leaf common shares). Please contact your broker, dealer, commercial bank, trust company or other fiduciary with any questions and to receive the appropriate instruction forms. COMPLETING THE ENCLOSED ELECTION FORMS AND LETTERS OF TRANSMITTAL WILL NOT RESULT IN YOU MAKING AN ELECTION FOR ANY MAPLE LEAF COMMON SHARES YOU HOLD THROUGH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER FIDUCIARY.

If you have any questions regarding the election materials, please contact the Exchange Agent at 1-866-596-2937.

Very Truly yours,

/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer

The Election Form and Letter of Transmittal is dated November 14, 2019, and is first being mailed to Maple Leaf common shareholders on or about November 14, 2019.